UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 23, 2008**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-09249**	**41-0285640**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**88-11th Avenue Northeast
Minneapolis, Minnesota**   **55413**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On July 23, 2008, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the quarter ended June 27, 2008. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

(c)   Exhibits

99.1 Press Release dated July 23, 2008.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: July 24, 2008   By: _____
                                        Karen Park Gallivan
                                        Its: Vice President, General Counsel and Secretary

GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG



GRACO

News Release

FOR IMMEDIATE RELEASE:
Wednesday, July 23, 2008

FOR FURTHER INFORMATION:
James A. Graner (612) 623-6635

GRACO REPORTS RECORD SECOND QUARTER SALES AND EARNINGS PER SHARE

MINNEAPOLIS, MN (July 23, 2008) - Graco Inc. **(NYSE: GGG)** today announced results for the quarter and six months ended June 27, 2008.

Second Quarter Highlights

$ in millions except per share amounts

	Thirteen Weeks Ended			Twenty-six Weeks Ended		
	June 27, 2008	June 29, 2007	% Change	June 27, 2008	June 29, 2007	% Change
Net Sales	$ 239.2	$ 231.4	3 %	$ 443.4	$ 428.9	3 %
Net Earnings	42.5	44.2	(4)%	78.0	77.9	0 %
Diluted Net Earnings per Common Share	$ 0.69	$ 0.66	5 %	$ 1.27	$ 1.16	9 %

- Solid sales growth in Europe and Asia offset a decrease in Contractor sales in the Americas.

- Industrial segment sales increased in all regions and in all major product categories.

- Sales and earnings growth were favorably affected by currency translation rates.

- Earnings per share increased at a higher rate than net earnings due to purchases and retirement of Company shares.

- Investments in product and market development along with rising costs of doing business continued to apply pressure on earnings.

- Operating earnings are about the same as last year.

"Given the conditions in the U.S. housing market, we're pleased with the results for the quarter" said Patrick J. McHale, President and Chief Executive Officer. "We were especially pleased with the real growth in Europe and Asia Pacific and in the Industrial segment worldwide, where there was growth in all major product categories."

Consolidated Results

Translated at consistent exchange rates, sales for both the quarter and year-to-date equaled sales for the comparable periods in 2007. Sales include $5 million from GlasCraft operations from the date of acquisition, including $3.5 million in the second quarter. In the Americas, sales of $132 million for the quarter were 7 percent lower than last year and year-to-date sales of $248 million were down 5 percent. In Europe, sales of $72 million for the quarter and $132 million year-to-date were 23 percent and 22 percent higher than last year, respectively. Translated at consistent exchange rates, sales in Europe increased 10 percent for both the quarter and year-to-date. In the Asia Pacific region, sales of $35 million for the quarter were 13 percent higher than last year and year-to-date sales of $64 million were up 9 percent. Translated at consistent exchange rates, sales in Asia Pacific increased by 11 percent for the quarter and 6 percent for the year-to-date.

More . . .

Gross profit margin, expressed as a percentage of sales, was 53.8 percent for the quarter and 54.3 percent year-to-date, versus 52.8 percent and 53.0 percent for the same periods last year, respectively. The effects of higher material costs on gross margin rate have been offset by the impact of pricing and the benefits of integrating Lubriquip and consolidating Lubrication Equipment operations in the Company's Anoka facility. Favorable currency translation rates added 1.4 percentage points to the gross profit margin rates in both periods.

Operating expenses for both the quarter and year-to-date are 13 percent higher than last year. The effects of currency translation contributed approximately 3 percentage points of the increase. Operating expenses in 2008 increased $3 million from acquired GlasCraft operations. Continued investments in product and market development also contributed to the increase in operating expenses, including expenses related to the introduction of new product lines in the home center channel, new product development teams and additional sales and marketing personnel in developing countries.

Higher operating expenses offset the favorable effects of higher sales and gross profit margins, resulting in flat operating earnings for both the quarter and the year-to-date.

Interest expense is $3 million higher than last year due to borrowings used for the purchase and retirement of Company shares and for the acquisition of GlasCraft. Graco repurchased approximately 2.2 million shares of its common stock for $80 million in the first half of 2008.

The Company's effective tax rate for the first half was 33 percent, down from 35 percent for the first half last year. The decrease resulted from the completion of the examination of the Company's income tax returns in the first quarter of 2008.

Segment Results

Certain measurements of segment operations compared to the second quarter and first half of last year are summarized below:

	Thirteen Weeks			Twenty-six Weeks		
	Industrial	Contractor	Lubrication	Industrial	Contractor	Lubrication
Net sales percentage change	16 %	(13)%	5 %	13 %	(10)%	5 %
Operating earnings as a percentage of net sales						
2008	33 %	25 %	19 %	33 %	23 %	19 %
2007	35 %	30 %	10 %	34 %	28 %	12 %

The Industrial segment had second quarter sales growth in all regions and in all major product categories. Year-to-date sales in this segment are up 24 percent in Europe (approximately half from currency translation) and 9 percent in the Americas. Operating earnings in this segment were affected by the operating loss from GlasCraft, resulting from acquisition and integration related activities.

The Contractor segment continued to experience softness in both the North American paint store and home center channels. Year-to-date increases in Europe (18 percent increase, including 12 percentage points from currency translation) and in Asia Pacific (17 percent increase, including 2 percentage points from currency translation) were not enough to offset the 20 percent decrease in North America. Operating earnings in this segment were affected by approximately $6 million (with about half of that amount in the second quarter) related to the launch and production of new paint sprayer units in the home center channel.

In the Lubrication segment, second quarter sales increases in Europe and Asia Pacific more than offset a decrease in the Americas. Year-to-date, sales are flat in the Americas and up in Europe and Asia Pacific. The improvement in operating profitability is related to the integration and consolidation of Lubrication operations completed in 2007.

Outlook

"We remain cautious about the outlook for our business in North America and will continue to manage accordingly" said Patrick J. McHale, President and Chief Executive Officer. "At the same time, with the gains we're seeing in our Industrial and international business, we are encouraged that our strategies for achieving product and market diversification are paying off. We will continue to enhance shareholder value by making long-term investments in our key growth strategies including new product development, expanding distribution, entering new markets and pursuing strategic acquisitions."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company's Annual Report on Form 10-K for fiscal year 2007 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company's website at www.graco.com and the Securities and Exchange Commission's website at www.sec.gov.

Conference Call

A conference call for analysts and institutional investors will be held Thursday, July 24, 2008, at 11:00 a.m. ET to discuss Graco's second quarter results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 2:00 p.m. ET on July 24, 2008, by dialing 800.405.2236, Conference ID # 11116708, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same Conference ID #. The replay by telephone will be available through July 28, 2008.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

More . . .

GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
(in thousands, except per share amounts)	June 27, 2008	June 29, 2007	June 27, 2008	June 29, 2007
Net Sales	$ 239,230	$ 231,384	$ 443,350	$ 428,879
Cost of products sold	110,467	109,152	202,734	201,785
Gross Profit	128,763	122,232	240,616	227,094
Product development	9,039	7,544	16,979	15,816
Selling, marketing and distribution	35,842	31,917	69,663	61,180
General and administrative	16,819	15,057	34,557	30,297
Operating Earnings	67,063	67,714	119,417	119,801
Interest expense	1,906	642	3,509	900
Other expense, net	98	92	(17)	(14)
Earnings Before Income Taxes	65,059	66,980	115,925	118,915
Income taxes	22,600	22,800	37,900	41,000
Net Earnings	$ 42,459	$ 44,180	$ 78,025	$ 77,915
Net Earnings per Common Share				
Basic	$ 0.70	$ 0.67	$ 1.28	$ 1.17
Diluted	0.69	$ 0.66	$ 1.27	$ 1.16
Weighted Average Number of Shares				
Basic	60,540	66,045	60,897	66,356
Diluted	61,222	67,070	61,569	67,392

Segment Information

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	June 27, 2008	June 29, 2007	June 27, 2008	June 29, 2007
Net Sales				
Industrial	$ 133,092	$ 114,281	$ 247,343	$ 219,346
Contractor	82,061	94,231	148,241	163,982
Lubrication	24,077	22,872	47,766	45,551
Consolidated	$ 239,230	$ 231,384	$ 443,350	$ 428,879
Operating Earnings				
Industrial	$ 44,075	$ 39,555	$ 81,973	$ 73,973
Contractor	20,741	28,619	34,437	45,646
Lubrication	4,607	2,196	8,924	5,260
Unallocated corporate	(2,360)	(2,656)	(5,917)	(5,078)
Consolidated	$ 67,063	$ 67,714	$ 119,417	$ 119,801

All figures are subject to audit and adjustment at the end of the fiscal year.

The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.



July 24, 2008

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-09249

Gentlemen/Ladies:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of July 23, 2008.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures